U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person                      2.   Date of Event Re-    4.  Issuer Name and Ticker or Trading Symbol
   Anchor Holdings, Inc. and                                       quiring Statement-
Sandra Jorgensen                                                     (Month/Day/Year)    eLocity Networks Corporation ("ELOC")
                                                               April 15, 2002
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
 (Last)   (First)    (Middle)    3.  IRS or Social Se-     5.  Relationship of Reporting Person to Issuer   6. f Amendment, Date of
                                     curity Number of          (Check all applicable)                           Original
26 Blue Anchor Cay Road              Reporting Person                                                              (Month/Day/Year)
                                     (Voluntary)                X  Director        X     10% Owner
     (Street)                                                  ----------------    ---------------
                                                                X  Officer (give    Other (Specify
                                                               ----------------     --------------
Coronado, California 90118                                                  title         below)
 (City)  (State)       (Zip)                                                below)

                                                                      President & Director
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                         Table I - Non-Derivative Securities Beneficially Owned
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
1. Title of Security             2. Amount of Securities   3.  Ownership           4.  Nature of Indirect Beneficial Ownership
    (Instr. 4)                   Beneficially Owned        Form:  Direct                (Instr. 5)
                                 (Instr. 4)                (D) or Indirect (I)
                                                           (Instr. 5)
Common, par value $0.001         23,000,000                     D                  Owned by Anchor Holdings, Inc.
Common, par value $0.001         23,000,000                     I                  Sandra Jorgensen as President of Anchor Holdings
                                                                                   , Inc.
                                                                                   (Owner)
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 Reminder:  Report on a separate line for each class of securities  beneficially owned directly or indirectly. (Over) (Print or Type Responses) SEC 1473 (8-92)


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 FORM 3 (continued) Table II -- Derivative Securities  Beneficially Owned (e.g.,
puts, calls, warrants, options, convertible securities)

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
1.Title of Derivative Security   2.  Date Exer-            3.  Title and Amount    4.  Conver-            5.  Owner-    6.Nature of
     (Instr. 4)                  cisable and               of Securities           sion or                ship Form     Indirect
                                 Expiration                Underlying Derivative   Exercise               of Deriv-     Beneficial
                                 Date                      Security   (Instr. 4)   Price of               ative         Ownership
                                 (Month/Day/Year)                                  Deri-                  Security:     (Instr. 5)
                                                                                   vative                 Direct
                                                                                   Security               (D)  or
                                                                                                          Indirect
                                                                                                          (I)
                                                                                                          (Instr. 5)
                                 Date        Expira-                 Amount or
                                 Exer-       tion          Title      Number of
                                 cisable     Date                        Shares
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 Explanation of Responses:  Anchor  holdings,  Inc.  reports as the owner of the shares and Sandra Jorgensen reports as the beneficial owner of the shares due to her position as the sole owner, officer and director of Anchor Holdings, Inc.



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
** Intentional misstatements or omission of facts constitute Federal Criminal Violations.  /s/ Sandra Jorgensen     Date 4/15/02
                                                                                           -----------------------
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                              **Sandra Jorgensen, individually and as
                                                                                           President of Anchor Holdings, Inc.
Note:  File three copies of this Form, one of which must be manually signed.  If space provided is insufficient, See Instruction 6 for procedure.
                                                                                                                             Page 2
                                                                                                                    SEC 1473 (8-92)
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